Exhibit 99.1

NEWS RELEASE

TSX-V:V

OTCQB: VUECF

November 2, 2026

www.verderauranium.com

Verdera Energy Corp. Receives TSX Venture Exchange Approval for New Normal Course Issuer Bid

Vancouver, British Columbia, November 2, 2026 – Verdera Energy Corp. (TSXV:V) (OTCQB:VUECF) (the “Company” or “Verdera”) announced today that it will establish a new normal course issuer bid (the “New NCIB”), reflecting the Company’s expanded capitalization following the distribution of Verdera common shares to shareholders of enCore Energy Corp., and providing for an increase in the maximum number of common shares that may be purchased for cancellation. In connection with the New NCIB, the Company terminated its existing normal course issuer bid (the “Previous NCIB”), which commenced on September 29, 2026 and ended on October 30, 2026.

Under the Previous NCIB, the Company was authorized to purchase for cancellation up to 3,793,152 common shares, representing approximately 10% of its public float of 37,931,520 common shares and approximately 5% of its 75,782,993 issued and outstanding common shares as of September 23, 2026. The Company purchased an aggregate of 380,500 common shares under the Previous NCIB, which have been cancelled.

Following the termination of the Previous NCIB and the cancellation of all 380,500 common shares purchased thereunder, the Company had 110,412,493 common shares issued and outstanding and a calculated public float of 67,695,476 common shares. These figures reflect the reduction from 110,792,993 common shares issued and outstanding and a public float of 68,075,976 common shares immediately prior to the cancellation of shares purchased under the Previous NCIB.

Under the New NCIB, the Company intends to purchase for cancellation up to 6,389,047 common shares, representing approximately 9.44% of the adjusted public float and 5.79% of the adjusted issued and outstanding common shares. The proposed maximum takes into account the 380,500 common shares purchased for cancellation under the Previous NCIB. Accordingly, the aggregate maximum number of common shares purchased or eligible for purchase under both NCIBs would be 6,769,547 common shares, representing approximately 10% of the adjusted public float.

Purchases under the New NCIB may commence through the facilities of the TSXV on or after November 6, 2026 and will terminate on the earlier of (i) November 5, 2027, (ii) the date on which the Company has purchased the maximum number of common shares permitted under the New NCIB, or (iii) the date on which the Company elects to terminate the New NCIB.

The Company has retained Haywood Securities Inc. to act as its designated broker to effect purchases under the New NCIB. Purchases will be conducted on the open market through the facilities of the TSXV at prevailing market prices at the time of acquisition, subject to the pricing and other limitations prescribed by TSXV policies. All common shares purchased under the New NCIB will be cancelled.

The Company terminated the Previous NCIB and is establishing the New NCIB to reflect changes to its issued and outstanding share capital and public float following the conversion of 35,000,000 Class A preferred shares into common shares in connection with the distribution of Verdera common shares to shareholders of enCore Energy Corp.

The distribution of 35,000,000 common shares to shareholders of enCore Energy Corp., completed on September 30, 2026, was a predetermined share issuance at the time the Company launched the Previous NCIB. The Company set the maximum number of common shares available for purchase under the Previous NCIB based on its capitalization and public float immediately prior to the distribution, rather than on its capitalization and public float giving effect to the distribution, as an administrative oversight. The New NCIB addresses this by resetting the maximum to reflect the Company’s updated capitalization, with the 380,500 common shares purchased under the Previous NCIB deducted from the maximum number of common shares available for purchase under the New NCIB, in accordance with applicable TSX Venture Exchange requirements.

The New NCIB is consistent with the Company’s belief that the purchase of its common shares at prevailing market prices may represent an attractive and appropriate use of available capital. The timing and extent of purchases will depend on market conditions, available funds and other corporate considerations, as determined by management. The Company is not obligated to purchase any common shares under the New NCIB and may suspend or terminate purchases at any time.

The Previous NCIB commenced on September 29, 2026 and was originally scheduled to expire on September 28, 2027. The Company terminated the Previous NCIB on October 30, 2026. As of October 30, 2026, the Company had purchased 380,500 common shares under the Previous NCIB at an average price of $0.2611 per common share, for total consideration of approximately $99,356.08, excluding brokerage commissions.

About Verdera Energy Corp.

Verdera Energy Corp. is focused on the development of In-Situ Recovery (“ISR”) uranium assets in New Mexico. Led by a team with extensive experience in the uranium and natural resources sector, Verdera is working to meet the growing demand for clean, reliable domestic uranium in the United States. Verdera holds private mineral rights spanning approximately 400 square miles, 88 million pounds of known and historical resources and a significant proprietary uranium database. New Mexico, with expansive uranium resources, is positioned as a critical district in the U.S. domestic nuclear renaissance, driven by efforts to reduce reliance on foreign imports. Verdera is committed to fostering strong community relations and strives to work closely with local communities.

For further information, please contact:

Verdera Energy Corp.

Janet Lee Sheriff

Chief Executive Officer

(214) 304-9552

info@verderauranium.com

Valerie Kimball

Director of Communications

(720) 933-1150

vkimball@verderauranium.com

Graham Farrell Investor Relations

(416) 842-9003

gfarrell@verderauranium.com

www.verderauranium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Note Regarding Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws that are based on management’s current expectations, assumptions and beliefs. Forward-looking statements can often be identified by such words as “anticipates”, “will”, “may”, “expects”, “plans”, “believes”, “intends”, “estimates”, “projects”, “continue”, “potential”, and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, or “will” be taken.

Forward-looking statements and information that are not statements of historical fact include, but are not limited to, statements regarding the anticipated termination of the Previous NCIB, the establishment and commencement of the New NCIB, the maximum number of common shares that may be purchased, the timing and extent of purchases under the New NCIB, and the Company’s intentions regarding the use of available corporate funds. Such statements are based on management’s current expectations and assumptions, including prevailing market conditions, the availability of sufficient funds and compliance with applicable TSXV requirements. Forward-looking statements are not guarantees of future results and are subject to important risks and uncertainties, many of which are beyond the Company’s control.

A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation the risk that the occurrence of any event,; and factors relating to forward-looking statements listed above which include risks as disclosed in Verdera’s filings on SEDAR+ and with the SEC. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Verdera assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by Verdera with the respective securities commissions which are available online at www.sec.gov and www.sedarplus.ca.

Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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